NO ACT

PO 3-12-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011536

March 25, 2009

Received SEC
MAR 25 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-25-09

Jeffrey R. Kesselman
Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, CO 80202

Re: CoBiz Financial Inc.
Incoming letter dated March 12, 2009

Dear Mr. Kesselman:

This is in response to your letter dated March 12, 2009 concerning the shareholder proposal submitted to CoBiz Financial by Gerald R. Armstrong. We also have received letters from the proponent dated March 15, 2009 and March 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

March 25, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CoBiz Financial Inc.
Incoming letter dated March 12, 2009

The proposal requests the board to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers listed in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that CoBiz Financial may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that CoBiz Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that CoBiz Financial may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that CoBiz Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that CoBiz Financial did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant CoBiz Financial's request that the 80-day requirement be waived.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FISMA & OMB Memorandum M-07-16

March 17, 2009

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, North East
Washington, D. C. 20549

Re: CoBiz Financial Inc.
Shareholder Proposal
by Gerald R. Armstrong
Submitted under Rule 14a-8
"Say on Pay"

Greetings

This letter supplements my letter of March 15, 2009 regarding a "Say on Pay" proposal I have submitted to the above-named corporation for inclusion into its proxy statement for its coming annual meeting of shareholders.

Regarding a most similar issue, I have been advised that the Office of Chief Counsel, Division of Corporate Finance, on March 11, 2009, ruled that Bank of America Corporation may not omit the proposal from its proxy materials.

As the proposal to Bank of America was similar to the proposal submitted to CoBiz Financial Inc. and the objections were also similar, it would appear that to be consistent, a ruling favoring my position would be in order.

Thank you for considering this information.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Certified Mail No. 7008 1140 0004 5103 8411

cc: CoBiz Financial Inc.

FISMA & OMB Memorandum M-07-16

March 15, 2009

RECEIVED
2009 MAR 16 AM 8:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, North East
Washington, D. C. 20549

Re: CoBiz Financial Inc.
Shareholder Proposal
by Gerald R. Armstrong
Submitted under Rule 14a-8
"Say on Pay"

This letter responds to the letter of March 12, 2009 from Sherman & Howard, L.L.C., representing CoBiz Financial Inc. seeking a no action request on the above-referenced proposal submitted by myself.

> "That the shareholders of COBIZ FINANCIAL INC. request its Board to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named executive officers listed in the proxy statement's Summary Compensation Table.
>
> The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officer."

My submission of the proposal was acknowledged on November 26, 2008, by CoBiz Financial Inc. upon the signature of a certified mail receipt of that date (copy attached). On March 10, 2009, I received a call from an officer of CoBiz Financial Inc. instructing me to withdraw the proposal "or, otherwise, we will oppose it." On March 13, 2009, I received the formal notification from Sherman & Howard, L.L.C.

The objection of Sherman & Howard L.L.C. states only that the proposal should not be presented as the matter is covered under the American Recovery and Reinvestment Act of 2009 to require that any Troubled Asset Relief Program recipient permit a shareholder vote on compensation and this is not sufficient in the eyes of this shareholder to delete the proposal as submitted by myself as the rules of the American Recovery and Reinvestment Act of 2009 could be changed at any time to rescind the requirement that CoBiz Financial is relying upon. My proposal seeks to require this at each annual meeting and the Amercian Revovery and Reinvestment Act, at this time, requires it for only the pending annual meeting. Moreover, the letter of Sherman & Howard seems to confirm this. Too, CoBiz Financial Inc. could repay any debts obtained under ARRA and no longer be required to comply with this, or other, rules.

Most of all, my proposal was received on November 26, 2008, much sooner than any requirement was made for this disclosure under the American Recovery and Reinvestment Act of 2009.

My proposal does not request a "say on pay" proposal only when required by law as implied in the letter. It seeks a "say on pay" proposal in each annual meeting in the future.

Accordingly, the proposal is NOT "substantially implemented."

Furthermore, the Sherman & Howard, L.L.C. letter requests a waiver of the 80-day submission requirement and a waiver of the 30-day deadline to provide opposition statement.

Again, I draw to the attention of the staff of the Commission that the proposal was received by CoBiz Financial Inc. on November 26, 2008, which was 107 days before its response. This shareholder notified the corporate secretary of CoBiz Financial Inc. that the proposal was forthcoming prior to submitting it. In view of this, there is no reason whatsoever to honor the failure of a prompt response to the matter.

Based upon the reasons I have submitted, I request that the staff of the Commission determine that this proposal cannot be deleted from the proxy statement for the coming annual meeting.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong

Gerald R. Armstrong

cc: CoBiz Financial Inc.

Certified Mail No. 7008 1140 0004 5103 8404

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CoBiz Financial Inc.

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Sherman & Howard L.L.C.

ATTORNEYS & COUNSELORS AT LAW
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
TELEPHONE: (303)297-2900
FAX: (303)298-0940
OFFICES IN: COLORADO SPRINGS · STEAMBOAT SPRINGS · VAIL
PHOENIX · RENO · LAS VEGAS · ST. LOUIS

March 12, 2009 Rule 14a-8

BY ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Gerald R. Armstrong

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to CoBiz Financial Inc., a Colorado corporation (the "Company"), we request confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company omits from its proxy materials for the Company's 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") the Shareholder's Proposal (defined below) for the reasons set forth in this letter. The statements of fact included in this letter represent our understanding of such facts.

GENERAL

The Company received a proposal and supporting statement dated November 25, 2008 (the "Shareholder's Proposal") from Gerald R. Armstrong (the "Shareholder") for inclusion in the proxy materials for the 2009 Annual Meeting. The Shareholder's Proposal is attached to this letter as **Exhibit A**. The Company intends to hold the 2009 Annual Meeting on or about May 21, 2009 and to file its definitive proxy materials with the Securities and Exchange Commission (the "SEC") on or about April 9, 2009.

A copy of this letter is also being sent to the Shareholder as notice of the Company's intent to omit the Shareholder's Proposal from its proxy materials for the 2009 Annual Meeting.

THE SHAREHOLDER'S PROPOSAL

The Shareholder's Proposal requests that the Company's board of directors (the "Board"):

> adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named executive officers listed in the proxy statement's Summary Compensation Table.
>
> The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officer.

BACKGROUND AND REASONS FOR EXCLUSION OF THE SHAREHOLDER'S PROPOSAL

<u>Background</u>

Section 7001 of the American Recovery and Reinvestment Act of 2009 ("ARRA") amends Section 111(e) of the Emergency Economic Stabilization Act of 2008 to require any Troubled Asset Relief Program ("TARP") recipient to "permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the [SEC]," during the period in which any obligation arising from financial assistance provided to such recipient under the TARP remains outstanding. The ARRA provides that the SEC will promulgate rules relating to such shareholder vote within one year of its enactment, which was February 17, 2009.

By letter dated February 20, 2009 (the "Dodd Letter") to The Honorable Mary Schapiro, Chairman of the SEC, Senator Christopher J. Dodd, Chairman of the United States Senate Committee on Banking, Housing and Urban Affairs, stated his view that Section 7001 of the ARRA became effective on February 17, 2009 and applies to preliminary or definitive proxy statements filed with the SEC after February 17, 2009, except for definitive proxy statements that relate to preliminary proxy statements filed with the SEC on or before February 17, 2009. The Division concurred with Senator Dodd's views with respect to the effective date of these provisions in a Compliance and Disclosure Interpretation dated February 26, 2009 (together with the Dodd Letter, the "ARRA Guidance").

The Company currently has outstanding obligations arising from financial assistance provided under the TARP. As a result and in accordance with Section 7001 of the ARRA, the Company intends to present a proposal (the "Company's Proposal") for shareholder approval at the 2009 Annual Meeting in substantially the following form:

> Resolved, that the shareholders of CoBiz Financial Inc. (the "Company") approve the compensation of the Company's executives named in the Summary Compensation Table of the Company's Proxy Statement for the 2009 Annual

> Meeting of Shareholders, including the Executive Compensation tables and the related disclosure contained in the Proxy Statement.

The current draft of the full text of the Company's Proposal and accompanying statement is attached hereto as **Exhibit B**.

Reasons for the Exclusion of the Shareholder's Proposal

The Company believes that the Shareholder's Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to (i) Rule 14a-8(i)(9) promulgated under the Exchange Act, because the Shareholder's Proposal conflicts with one of the Company's own proposals to be submitted to shareholders at the 2009 Annual Meeting, and (ii) Rule 14a-8(i)(10) promulgated under the Exchange Act, because the Company has already substantially implemented the Shareholder's Proposal.

1. The Company may omit the Shareholder's Proposal pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's proposals to be submitted to shareholders at the 2009 Annual Meeting.

Rule 14a-8(i)(9) permits the exclusion of a proposal that conflicts with a company's proposal to be submitted to the shareholders at the same meeting. The Division has regularly permitted exclusion of shareholder proposals when shareholder-sponsored and company-sponsored proposals present alternative and conflicting decisions, which could result in inconsistent and ambiguous results. *See, e.g., Herley Industries, Inc.* (November 20, 2007); *H.J. Heinz Company* (April 23, 2007); and *AT&T Inc.* (February 23, 2007). The SEC has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018, note 27* (May 21, 1998). Further, proposals do not need to be expressly contrary to fall within the scope of Rule 14a-8(i)(9). *See SBC Communications* (February 2, 1996) ("SBC') (proposed formula for calculating bonus awards conflicted with management's proposed benefit plan).

As described in this letter, in accordance with recent legislation and pursuant to the ARRA Guidance, the Company intends to submit the Company's Proposal for shareholder action at its 2009 Annual Meeting. The Company's Proposal requests that its shareholders approve the compensation of the Company's executives, which is described in accordance with the compensation disclosure rules of the SEC and includes the Compensation Discussion and Analysis, the Executive Compensation tables and related disclosure contained in the proxy statement. The vote on the Company's Proposal will be advisory and will not be binding on the Board.

The Shareholder's Proposal, while similar, conflicts with the Company's Proposal. The Company's Proposal seeks approval of the current executive compensation set forth in its proxy statement for the 2009 Annual Meeting, and the Company intends to submit the Company's Proposal for shareholder approval at future shareholder meetings in compliance with applicable federal or state laws, rules or regulations, as they may be amended from time to time.

In contrast, the Shareholder's Proposal requests that the Board merely adopt a policy this year that would, in the future, provide "shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of the named executive officers listed in the proxy statement's Summary Compensation Table."

The Shareholder's Proposal is unnecessary in light of the Company's Proposal since shareholders will be afforded an opportunity to vote for or against the Company's Proposal. It would be confusing for shareholders if two apparently similar, but conflicting, proposals are presented for a vote. Shareholders are entitled to consider matters proposed by the Company in a well-organized and coherent manner. While the Shareholder's Proposal seeks the adoption of a policy to present "say-on-pay" proposals in the **future**, the Company's Proposal is **currently** seeking that exact "say-on-pay" vote from shareholders at the 2009 Annual Meeting. As noted above, proposals do not need to be expressly contrary to fall within the scope of Rule 14a-8(i)(9). See SBC.

As cited above, the Division has consistently found that shareholder proposals that conflict with a company's proposal may be properly omitted pursuant to Rule 14a-8(i)(9) (previously Rule 14a-8(c)(9)). Based on the foregoing, the Company respectfully requests the concurrence of the Division that the Shareholder's Proposal may be omitted from the Company's proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(9).

2. The Company may omit the Shareholder's Proposal pursuant to Rule 14a-8(i)(10) because it will be substantially implemented.

The Company believes that the Shareholder's Proposal may be properly omitted from its proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) (the "1998 Release").

The SEC has made explicitly clear that a proposal need **not** be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See* 1998 Release (confirming the SEC's position in *Securities Exchange Act Release No. 34-20091* (August 16, 1983) (the "1983 Release")). In the 1983 Release, the SEC noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The Division has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *MacNeal-Schwendler Corporation* (April 2, 1999). Moreover, Rule 14a-8(i)(10) precedent confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When the SEC adopted the predecessor to Rule 14a-8(i)(10), it stated, "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Securities Exchange Act Release No. 34-12999* (November 22, 1976).

As previously noted, the Shareholder's Proposal requests that the Board adopt a policy that would, in the future, provide "shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of the named executive officers listed in the proxy statement's Summary Compensation Table."

The Company's Proposal does precisely what the Shareholder's Proposal requests. The Company's Proposal requests that its shareholders approve the compensation of the Company's executives, which is described in accordance with the compensation disclosure rules of the SEC and includes the Compensation Discussion and Analysis, the Executive Compensation tables and related disclosure contained in the proxy statement. According to the ARRA Guidance, the ARRA requires the Company to seek shareholder approval of executive pay on an annual basis and, as a result, prior to the 2009 Annual Meeting and as soon as reasonably practicable, the Board intends to adopt a policy (the "Board Policy") to present a proposal similar to the Company's Proposal annually, as required by applicable federal or state laws, rules or regulations, as they may be amended from time to time.

Further, the Shareholder's Proposal and the Company's Proposal both call for the vote to be advisory and nonbinding. Both the Shareholder's Proposal and the Company's Proposal would not affect any compensation paid or awarded to any named executive officers although, under the Shareholder's Proposal, such a vote "can provide directors and management with useful information about shareholder views," while under Company's Proposal, the Compensation Committee of the Board may take into account the outcome of such shareholder vote when considering future executive compensation decisions.

The Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented pursuant to laws or other statutory enactments. For instance, in *Johnson & Johnson* (February 17, 2006), the Division found a proposal requesting that the company "verify the employment legitimacy of all current and future U.S. workers" excludable pursuant to Rule 14a-8(i)(10). Johnson & Johnson argued that the "Company and its U.S.

subsidiaries are already required by law to verify the employment eligibility of each employee they have hired since November 7, 1986 under the Immigration Reform and Control Act of 1986." *Id.; see also Yum! Brands, Inc.* (March 6, 2008). The Division also concurred with Intel Corp. that a proposal requesting that the company "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued" was excludable pursuant to Rule 14a-8(i)(10) because FASB's approval of Statement 123(R) had substantially implemented the proposal. *See Intel Corp.* (February 14, 2005). Further, the Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented pursuant to means other than statutory rules or laws. *See Wal-Mart Stores, Inc.* (March 28, 2007) (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal, because it was already substantially required under Regulation S-K); *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K); *Texaco Inc.* (March 28, 1991); and *Columbia/HCA Healthcare Corp.* (February 18, 1998).

Pursuant to the ARRA and the Board Policy to be adopted, the Company has substantially implemented the Shareholder's Proposal. In fact, the Shareholder's Proposal is being implemented in the very proxy materials for which the Shareholder seeks to include his Shareholder's Proposal. Accordingly, the Company believes that the Shareholder's Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(10).

WAIVER OF 80-DAY SUBMISSION REQUIREMENT

Rule 14a-8(j) promulgated under the Exchange Act requires a company to file its reasons for excluding a shareholder proposal from its proxy materials with the SEC no later than 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing its deadline.

Although the Company intends to file its definitive proxy materials on or about April 9, 2009, which is less than 80 days from the date of this letter, the Company believes that it has good cause for failing to meet this deadline.

As discussed above, the ARRA and the ARRA Guidance were enacted, written and issued, as the case may be, after the 80-day deadline provided in Rule 14a-8(j). However, after the issuance of the ARRA Guidance, the Company determined that it would include the Company's Proposal in its proxy materials for the 2009 Annual Meeting. Based on that determination, the Company believes that it would not be appropriate to include the Shareholder's Proposal in the proxy materials for the 2009 Annual Meeting. The Company has acted in good faith and in a timely manner following the release of the ARRA Guidance. As a result, all of the events attributing to the Company's delay were entirely beyond its control. However, since the publication of the ARRA Guidance, the Company has acted swiftly to minimize any further delay.

Accordingly, we believe that the Company has good cause for its failure to meet the 80-day deadline, and we respectfully request that the Division waive the 80-day requirement with respect to this letter.

WAIVER OF 30-DAY DEADLINE TO PROVIDE OPPOSITION STATEMENT

Rule 14a-8(m)(3)(ii) promulgated under the Exchange Act requires the Company to mail a copy of its opposition statement (the "Statement") to be included in its proxy statement to each shareholder submitting a shareholder proposal. The Statement must be provided no later than 30 calendar days before the Company files definitive copies of its proxy statement with the Commission.

As noted above, the ARRA was enacted on February 17, 2009, and the requirements of ARRA were not initially clear. The ARRA Guidance, which was subsequently written and issued, as the case may be, clarified some of the requirements of ARRA. Following the release of this guidance, the Company has acted in good faith and in a timely manner to determine how to respond to the Shareholder's Proposal, and has acted swiftly to minimize any delay.

If the SEC is unable to grant the no action request requested in this letter, the Company intends to include the Statement in its definitive proxy materials, the form of which is attached to this letter as **Exhibit C**. For the reasons set forth in this letter, however, the Statement will not be provided to the Shareholder prior to the required 30-day deadline. As indicated above, a copy of this letter, together with its exhibits, is being sent to the Shareholder as notice of the Company's intent to oppose the Shareholder's Proposal if this no action request is not granted, and we believe that neither the Division nor the Shareholder is prejudiced by the Company's delay. Accordingly, as we believe that the Company has good cause for its failure to meet the 30-day deadline, we respectfully request that the Division waive the 30-day requirement with respect to the Statement if the other no action request sought herein is not granted.

CONCLUSION

On the basis of the foregoing and on behalf of the Company, we respectfully request the concurrence of the Division that the Shareholder's Proposal may be excluded from the Company's proxy materials for the 2009 Annual Meeting. Alternatively, we respectfully request that the Statement be included in the definitive proxy materials.

Based on the Company's timetable for the 2009 Annual Meeting, a response from the Division by March 20, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 303-299-8348 or, in my absence, Lyne Andrich, the Chief Financial Officer of the Company, at 303-293-2265. Thank you for your prompt attention to this matter.

Very truly yours,

Jeffrey R. Kesselman

Jeffrey R. Kesselman

cc: Lyne B. Andrich

Exhibit A
Shareholder's Proposal

*** FISMA & OMB Memorandum M-07-16 ***

November 25, 2008

The Secretary of the Company
CoBiz Financial Inc.
821 Seventeenth Street
Denver, Colorado 80202

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of CoBiz Financial Inc., at the coming annual meeting in 2009, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 3,937 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if sufficient actions are taken by the Board of Directors to accomplish the purposes of the resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number -Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** * FISMA & OMB Memorandum M-07-16 *together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

/s/ Gerald R. Armstrong

Gerald R. Armstrong, $hareholder

Certified Mail No. 7008 1140 0004 5103 8213

RESOLUTION

That the shareholders of COBIZ FINANCIAL INC. request its Board to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management at times when these people were possibly only in the "right place" at the "right time" rather than building a greater base for profitable and on-going customer relationships.

The following table summarizes increases in compensation by our executives:

	2007	2006	2003
Steven Bangert	$ 1,045,700	$ 821,771	$ 551,088
Jonathan C. Lorenz	742,226	583,690	387,462
Richard Dalton	547,427	494,793	298,006
Lyne C. Andrich	529,847	380,313	140,121
Robert B. Ostertag	372,901	406,764	NL

It is apparent that compensation has nearly doubled in the five year period shown but there is no guarantee that the compensation was paid for work of lasting value. As this proposal is being prepared, the proponent has only the report of the first three quarters of 2008 which shows significant declines in earnings per share and net income, higher percentages of total assets being reports as "non-performing," and a greatly reduced market price has followed a reduction in the return on shareholders' equity.

Our board does not have an independent chairman and nearly all board members are without the experience of having served on other boards. "TIME IS THE TEST OF VALUE" and compensation increases cannot be justified in these times.

Mushrooming compensation is a great concern of shareholders. The Council of Institutional Investors recommends timely adoption of shareholder proposals on this subject. "There is no doubt that executive compensation lies at the room of the current fiscal crisis:" wrote Paul Hodgson of The Corporate Library. Shareholders at Wachovia and Merrill Lynch did not support "Say on Pay" proposals in 2008 and now these shareholders have a lot less to say!

An advisory vote establishes an annual referendum process for shareholders about executive pay. This can provide directors and management with useful information about shareholder views on executive compensation.

AFLAC submitted an Advisory Vote in its 2008 proxy statement where 93% voted in favor which confirms strong support for good disclosure and reasonable compensation. In 2008, Senators Obama and McCain supported this, too.

If you agree, please vote "FOR" this proposal.

Exhibit B
Company's Proposal

3. Nonbinding shareholder approval on executive compensation

In February 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 (the "ARRA"). The ARRA imposes a number of requirements on financial institutions, such as CoBiz, that received an investment under the Capital Purchase Program of the United States Treasury's Troubled Asset Relief Program ("TARP"). One of the requirements is that at each annual meeting of shareholders during the period in which any obligation arising from TARP financial assistance remains outstanding TARP recipients shall permit a separate nonbinding "say on pay" shareholder vote to approve the compensation of executives.

This proposal gives you as a shareholder the opportunity to vote for or against the following resolution:

> **"RESOLVED, that the shareholders of CoBiz Financial, Inc. (the "Company") approve the compensation of the Company's executives named in the Summary Compensation Table of the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the Executive Compensation tables and the related disclosure contained in the Proxy Statement."**

Because your vote is advisory, it will not be binding upon the Board and may not be construed as overruling any decision by the Board. However, the Compensation Committee may, in its sole discretion, take into account the outcome of the vote when considering future executive compensation arrangements.

Shareholders are encouraged to carefully review the "Compensation Discussion and Analysis" section of this proxy statement for a detailed discussion of the Company's executive compensation program.

Our overall executive compensation policies and procedures are described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement. Our compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of our shareholders, as described in the Compensation Discussion and Analysis. The Compensation Committee, which is comprised entirely of independent directors, oversees our executive compensation program and continually monitors our policies to ensure they continue to emphasize programs that reward executives for results that are consistent with shareholder interests.

Our Board and our Compensation Committee believe that our commitment to these responsible compensation practices justifies a vote by shareholders FOR the resolution approving the compensation of our executives as disclosed in this proxy statement.

The Board of Directors recommends a vote FOR the resolution approving the compensation of executives.

Exhibit C
Statement of Opposition

Item X: Shareholder Proposal Regarding Advisory Vote on Executive Compensation

The Board of Directors recommends a vote "AGAINST" Item X for the following reasons:

In February 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 (the "ARRA"). The ARRA imposes a number of requirements on financial institutions, such as CoBiz, that received an investment under the Capital Purchase Program of the United States Treasury's Troubled Asset Relief Program ("TARP") authorized by the Emergency Economic Stabilization Act of 2008. One of the requirements is that, at each annual meeting of shareholders during the period in which any obligation arising from TARP financial assistance remains outstanding, TARP recipients shall permit a separate nonbinding "say on pay" shareholder vote to approve the compensation of executives, which is described in accordance with the compensation disclosure rules of the SEC and includes the Compensation Discussion and Analysis, the Executive Compensation tables and related disclosure contained in this proxy statement.

In accordance with the ARRA, CoBiz has included a shareholder vote on executive compensation as Item 3 in this proxy statement. Because Item 3 provides a current opportunity for shareholders to vote on the compensation of executive officers presented in this proxy statement, CoBiz believes that the proposal is unnecessary.

For these reasons, the Board of Directors opposes the advisory vote requested in the proposal.